MaxTracker, Inc.



ANNUAL REPORT

13703 Josephine Ct

Thornton, CO 80602

(303) 828-4777

mymaxtracker.com

This Annual Report is dated May 1, 2023.

BUSINESS

MaxTracker develops, manufactures, and sells anti-theft GPS devices. We protect and help recover cars and trucks, bicycles, boats and trailers, ATVs, golf clubs, musical instruments, pets, and even children and at-risk elderly individuals. We only design and build products with the very latest technology to enable the recovery of stolen property.

MaxTracker is a stand-alone company. There is no parent, subsidiary, or other related company.

Our mission is to reverse the outcomes of the criminal theft industry, so the owners win and the thieves face justice.

"MaxTracker, Inc ("MaxTracker" or the "Company") is a C Corp organized under the laws of the state of Delaware that develops, manufactures, and sells anti-theft GPS devices. The Company's business model consists of online marketing and sales. We expect retail partners focused on customers concerned about the loss of personal property through theft and other criminal activity. Our electronic GPS devices have been pre-sold across the US and Canada. Primarily sales are direct-to-consumer sales online. We also plan to expand into retail stores, including bike shops, electronics retailers, and big-box chains.

The Company has developed the state-of-the-art 5G IoT technologies necessary to protect people's cars and trucks, boats, trailers, ATVs, and a variety of other personal property. Plus, children and pets, wherever they may roam. With 220 million cars in the US alone and only 7% protected by GPS, we believe the Company is positioned to become the market leader to give people peace of mind and effective protection against rising crime rates all across the nation and beyond.

MaxTracker is positioned to be highly successful, with an expected 80% profit margin. Each sale requires a subscription to a data plan that is necessary to operate the 5G IoT device. The subscription plans average a 90% profit margin and we believe they will remain subscribed for many years. The Company ran a test presale using online crowdfunding of the MaxTracker bike product, and we sold about 420 sales for over $63,780. Bicycle anti-theft protection is a tiny percentage of the markets that will benefit from MaxTracker's protection.

The Company's Intellectual Property ("IP"): The Company has applied for a non-provisional U.S. patent assigned to MaxTracker LLC, filed with the USPTO and receiving an application date of 9/2/2021 and an application number of 17/465,621. In addition to this, the Company has applied for a trademark for the name "MAXTRACKER."

OTSD is a partnership formed by principals of CEPD, the engineering firm we hired to perform the original engineering design work for MaxTracker. OTSD owns the original schematic and certain rights described in the agreement. We have the written agreement dating back to May 2018, plus the addendum from April 2020. We will exercise the option to buy 100% of the IP from OTSD as part of this fundraising

MaxTracker Inc was previously an LLC under the laws of Colorado established on 2/9/2018 and converted to a Delaware C-Corp on 7/29/2022.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 3,332,000
Use of proceeds: Issued in consideration for the exchange of membership intersts in MaxTracker, LLC, a Colorado limited liability company
Date: July 29, 2022
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

This the first year in the present corporate form. Entity created July 29, 2022.

Revenue

Revenue for fiscal year 2022 was $5,217. The company was in R&D mode all of 2022 and only began offering pre-sales via crowdfunding. R&D continued all of 2022, and still continues today but the first offering to the public began in October.

Cost of Sales

Since there were no sales in 2022, cost of sales were not reportable during that development stage. In late 2022 the company conducted a crowdfunding campaign and with those first revenue gains our cost of sales totaled $5,217 for the short year beginning July 29, 2022 through December 31, 2022.

Gross Margins

Only pre-sales with crowdfunding in 2022 so there were no margins to calculate. Expensed R&D costs of $10,740 were the only cost of sales. Gross margin was -$5,523.

Expenses

In 2022 there were minimal expenses in General and Administrative primarily for basic fees and charges such as internet connection, Cloud storage, cellular data and other basic services. In 2022 expenses for marketing and the crowdfunding campaign fees and advertising, plus increases in General and administrative, all together were $48,780 for the first short year ended December 31, 2022..

Historical results and cash flows:

The company is currently in the initial production stage concerning the first product, and the pre-production stage for the next two products, that we believe will be ready to manufacture before the end of December. We are of the opinion that historical cash flows are not indicative of the revenue and cash flows expected for the future because we have been in continuous development for the past three years, but soon we are entering active sales, marketing and manufacturing phases.

Past cash was primarily generated through capital investments from the three founders, totaling over $525,000. One of our short term goals is to build sales so the company is generating revenues sufficient to support all company expenses within the next six months.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $44,457.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: PayPal Business Loans / LoanBuilder
Amount Owed: $121,790
Interest Rate: 16.0%
Maturity Date: January 10, 2023

Creditor: James Dotter
Relationship to Company: Officer
Nature / amount of interest in the transaction: $20,000 loan to the company. 8% interest.
Repayment terms: principal and interest are due April 11, 2024
Material Terms: terms above no other details exist

Creditor: Steve Maxey
Relationship to Company: Officer
Nature / amount of interest in the transaction: $16,721 loan to the company. 0% interest.
Repayment terms: on demand
Material Terms: terms above no other details exist

Creditor: Various Credit Cards
Nature / amount of interest in the transaction: $28,788 balance at year end. Variable interest rate from 12 %to 16%
Repayment terms: Monthly
Material Terms: terms above no other details exist

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Steven Maxey

Steven Maxey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CEO & Director
Dates of Service: February, 2018 - Present
Responsibilities: Overall responsibility for the company. Set direction, strategies, execution, oversee management, all compliance, Drive the company forward for maximum benefit of all shareholders. Steve has not received a salary to date and currently owns 63% of the company. Depending on the amount raised in this offering, Steve may decide to begin taking a salary during and after this offering.

Position: President
Dates of Service: July, 2022 - Present

Responsibilities: Same as CEO

Name: James Dotter

James Dotter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO, COO & Director
Dates of Service: August, 2019 - Present
Responsibilities: Oversee and manage all software development with hands on production and supervision. Also overseeing hardware development and manufacturing. Jim has not received a salary to date and currently owns 20% of the company. Depending on the amount raised in this offering, Jim may decide to begin taking a salary during and after this offering.

Other business experience in the past three years:

Employer: Modix LLC
Title: Owner
Dates of Service: February, 2015 - Present
Responsibilities: Procuring business contracts and developing software for clients.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Steven Maxey
Amount and nature of Beneficial ownership: 2,155,695
Percent of class: 64.70

RELATED PARTY TRANSACTIONS

Name of Entity: James Dotter
Relationship to Company: Officer
Nature / amount of interest in the transaction: $20,000 loan to the company. 8% interest.
Repayment terms: principal and interest are due April 11, 2024
Material Terms: terms above no other details exist

Name of Entity: Steve Maxey

Relationship to Company: Officer
Nature / amount of interest in the transaction: $16,721 loan to the company. 0% interest.
Repayment terms: on demand
Material Terms: terms above no other details exist

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 494,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 3,332,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering common shares in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We may never have an operational product or service It is possible that there may never be an operational PING or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our MaxTracker GPS tracker. Delays or cost overruns in the development of our MaxTracker GPS tracker and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits MaxTracker, LLC was formed on February 19,2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. MaxTracker has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that MaxTracker GPS is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns 10 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on MaxTRacker or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on MaxTracker could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2023.

MaxTracker, Inc.

By   /s/ *Steve Maxey*

　　　Name: MaxTracker, Inc.

　　　Title: President

Exhibit A

FINANCIAL STATEMENTS



CEO Financial Statement Certification

I, Steve Maxey, the President of MaxTracker, Inc., hereby certify that the financial statements of MaxTracker, Inc. and notes thereto for the period ending December 31, 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax return.

For the year 2022 the amounts reported on our tax returns were total income of $5,217; taxable income of $217 and total tax of $46.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 27, 2023.

Steve Maxey
President

April 27, 2023

MaxTracker, Inc.

Compiled Financial Statements
(Unaudited)

As of and for the Short Year Ended
December 31, 2022

Table of Contents



PAUL S. CRABTREE, CPA, PLLC

CRABTREE

TAX, ACCOUNTING & BUSINESS ADVISORY

Accountant's Compilation Report

To the Management of
MaxTracker, Inc.
Thornton, Colorado

Management is responsible for the accompanying financial statements of MaxTraker, Inc.
(a corporation), which comprise the balance sheet as of December 31, 2022, and the
related statements of income and retained earnings and cash flows for the short year
ended December 31, 2022, and the related notes to the financial statements in accordance
with accounting principles generally accepted in the United States of America. We have
performed a compilation engagement in accordance with Statements on Standards for
Accounting and Review Services promulgated by the Accounting and Review Services
Committee of the AICPA. We did not audit or review the financial statements nor were we
required to perform any procedures to verify the accuracy or completeness of the
information provided by management. We do not express an opinion, a conclusion, nor
provide any assurance on these financial statements.

We are not independent with respect to MaxTracker, Inc.

Paul S. Crabtree, CPA, PLLC

Paul S. Crabtree, CPA, PLLC

Azle, Texas
April 27, 2023
6247



MaxTracker, Inc.
Balance Sheet
December 31, 2022

ASSETS

Current Assets
  Cash and cash equivalents $ 44,457
  Inventory   67,685

Total Current Assets $ 112,142

Other Assets
  Deferred tax asset   124,466

Total Other Assets   124,466

TOTAL ASSETS $ 236,608

See Accompanying Accountants' Compilation Report

PAUL S. CRABTREE, CPA, PLLC
CRABTREE
TAX, ACCOUNTING & BUSINESS ADVISORY

MaxTracker, Inc.
Balance Sheet
December 31, 2022

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities
  Credit lines $ 28,788
  Deposits held   29,130
  Accrued interest   818
  Accrued federal income tax   46
  Short term loan   121,790
  Current maturities of long-term debt   16,721

Total Current Liabilities $ 197,293

Non-Current Liabilities
  Stockholder note payable - Dotter   20,000
  Stockholder note payable - Maxey   16,721
                                                                36,721
  Less: current portion   (16,721)

  Notes payable, net of current portion   20,000

Total Non-Current Liabilities   20,000

Total Liabilities   217,293

Stockholder's Equity
  Common stock, $.00001 par value, 10,000,000 shares
    authorized, 3,332,000 issued, and outstanding   33
  Additional paid in capital   -
  Retained earnings   19,282

Total Stockholder's Equity   19,315

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY $ 236,608

See Accompanying Accountants' Compilation Report

MaxTracker, Inc.
Statement of Income
For the Year Ended December 31, 2022

	Amount
Sales	$ 5,217
Cost of sales	10,740
Gross margin	(5,523)
Operating expenses	
Advertising	36,061
General & administrative	12,719
Total operating expenses	48,780
Net operating income (loss)	(54,303)
Other income (expense)	
Interest expense	(13,353)
Total other income (expense)	(13,353)
Net income before provision for income tax	(67,656)
Provision for income tax	
Current portion	46
Deferred portion (benefit)	(86,938)
Total provision for income tax	(86,892)
Net income (loss)	$ 19,282

See Accompanying Accountants' Compilation Report

MaxTracker, Inc.
Statement of Retained Earnings
For the Year Ended December 31, 2022

Beginning balance $ -

Current net income (loss)   19,282

Ending balance $ 19,282

MaxTracker, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash flows from operating activities:
  Net Income $ 19,282
  Adjustments to reconcile net income to
  net cash provided by operating activities:
    Depreciation and amortization   -
    Gain from the sale of assets   -
    (Increase) decrease in assets:
      Inventory   (22,204)
      Prepaid expenses   8,500
      Deferred tax asset   (86,938)
    Increase (decrease) in liabilities:
      Accrued federal income tax   46
      Credit lines   29,437
      Equity deposits   29,130
      Accrued interest   818

    Total adjustments   (41,211)

Net cash provided by operating activities   (21,929)

Cash flow from investing activities:
  Purchase of fixed assets   -
Net cash provided (used) by investing activities   -

Cash flow from financing activities:
  Net proceeds (principal paid) from short-term debt   45,852
  Cash balance from corporate conversion   54,184
  Principal paid on stockholder note payable   (33,650)
Net cash provided (used) by financing activities   66,386

Net increase (decrease) in cash and cash equivalents   44,457

Cash and cash equivalents, beginning of year   -

Cash and cash equivalents, end of year $ 44,457

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest $ 12,535
    Income taxes   -

See Accompanying Accountants' Compilation Report

PAUL S. CRABTREE, CPA, PLLC
CRABTREE
TAX, ACCOUNTING & BUSINESS ADVISORY

MaxTracker, Inc.
Notes to Financial Statements
December 31, 2022
(Unaudited)

1. NATURE OF OPERATIONS

MaxTracker, Inc. was formed on July 29, 2022, in the state of Delaware, from the conversion of the Colorado limited liability company, MaxTracker LLC. The financial statements of MaxTracker, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Thornton, Colorado.

The Company is focused on the idea of inventing, designing, developing, engineering, testing, manufacturing, and selling consumer electronics. The first products are personal GPS trackers that are focused on anti-theft and recovery of personal property that has just been stolen or is under threat to be stolen, which is specifically designed for protecting bicycles. The MaxTracker Bike and MaxTracker Ping devices combine GPS, 5G cellular, IoT electronics, and motion sensors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. These financial statements cover the short year period from the date of formation, July 29, 2022 through December 31, 2022.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods and work in progress are determined using an average method of material and labor costs.

MaxTracker, Inc.
Notes to Financial Statements
December 31, 2022
(Unaudited)

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition.

Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

In 2022 the Company began to follow FASB ASC 730 – Research and Development Costs, which requires research and development costs to expensed as incurred if there is any level of uncertainty as to the future economic benefits derived from them. Any prior capitalized development costs have been expensed in the current year based on this assessment.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

MaxTracker, Inc.
Notes to Financial Statements
December 31, 2022
(Unaudited)

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its consumer electronic products.

Cost of Sales

Costs of goods sold include the material costs of products sold as well as the development costs incurred per FASB ASC 730 Research and Development Costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years amounted to $36,061 which is included in sales and marketing expenses.

MaxTracker, Inc.
Notes to Financial Statements
December 31, 2022
(Unaudited)

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 27, 2022, which is the date the financial statements were issued.

MaxTracker, Inc.
Notes to Financial Statements
December 31, 2022
(Unaudited)

Leases

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. The Company currently has no lease contracts that require disclosure.

3. INVENTORY

Inventory consists of the following items:

Materials and partially completed items	$ 67,685
Finished products	0
	$ 67,685

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables or credit card balances.

At year end the Company had collected $29,130, net of issuance costs, of a Crowdfunding equity campaign with an effective date of January 1, 2023.

5. INTANGIBLE ASSETS

As of December 31, 2022 the Company held no intangible assets

MaxTracker, Inc.
Notes to Financial Statements
December 31, 2022
(Unaudited)

6. REVENUE RECOGNITION

Contract Balances

Accounts receivable and contract balances from contracts with customers were
as follows:

	Accounts Receivable	Contract Assets	Contract Liabilities
Beg of year	$ 0	$ 0	$ 0
End of year	0	0	0

The Company had no Contract Balances at year end that were required to be
recognized or disclosed. Any sales proceeds received from Crowdfunding
"backers" are recognized as income in the period they were received.

7. STOCKHOLDER'S EQUITY

Recapitalization

On July 29, 2022 the Company implemented a plan of conversion from a Colorado
limited liability company into a Delaware corporation from which 10,000,000
shares were authorized at $.00001 par value per share, and 3,332,000 shares
were issued. The founding member's equity balances in the former limited
liability company were converted to newly issued shares of the new corporation
which resulted in the following ownership structure:

	Issued Shares	Percent
Steve Maxey	2,155,695	64.70%
Mark Liebelt	509,905	15.30%
Jim Dotter	666,400	20.00%
Total	3,332,000	100.00%

Previous to the corporate conversion it was reported that the conversion
equity would be 62.73% for Mr. Maxey; 18.03% for Mr. Liebelt, and 19.24% for
Mr. Dotter; however upon further evaluation, the above listed allocations were
the final amounts allocated.

MaxTracker, Inc.
Notes to Financial Statements
December 31, 2022
(Unaudited)

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. FEDERAL INCOME TAXES

Deferred income taxes arise from timing differences resulting from income and expense items reported in different years for financial accounting and tax purposes. Deferred taxes are classified as current or noncurrent depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the timing differences are expected to reverse.

The most significant temporary differences are from the differences in capitalization of startup costs for tax purposes but expensed for GAAP presentation. These differences resulted in deferred taxes as follows at December 31, 2022:

	CURRENT	NONCURRENT
Deferred Tax Assets	$ 0	$ 124,466
Deferred Tax Liabilities	(0)	(0)
	$ (0)	$ 124,466

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 27, 2023, the date which the financial statements were available to be issued, and has determined there are none to disclose.

MaxTracker, Inc.
Notes to Financial Statements
December 31, 2022
(Unaudited)

11. RELATED PARTY TRANSACTIONS

On the date of conversion, Jim Dotter, a shareholder, had an outstanding balance of $20,000 loaned to the Company, with accrued interest of $134. Interest is computed at 8% per annum, with a maturity date of April 11, 2024 at which time all principal and accrued interest will be due. At December 31, 2022 the accrued interest balance was $818.

On the date of conversion, Steve Maxey, a shareholder, had an outstanding balance of $50,371 advanced to the Company. During year the Company repaid $33,650 to Mr. Maxey and $16,721 remained to be repaid at year end.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $54,303, an operating cash flow loss of $21,929, and liquid assets in cash of $44,457 which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Steve Maxey, Principal Executive Officer of MaxTracker, Inc., hereby certify that the financial statements of MaxTracker, Inc. included in this Report are true and complete in all material respects.

Steve Maxey

President